25003049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70502

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Netshares Financial Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 21 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

24285 Katy Freeway, Suite 300
(No. and Street)

Katy	Texas	77494
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Lee	800-216-0360	dlee@netshares.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industral Area	Main Ring Road	New Delhi	110052-India
(Address)	(City)	(State)	(Zip Code)

October 2, 2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Netshares Financial Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNA CLAIRE SCHUTT
Notary Public, State of Texas
Comm. Expires 07-13-2027
Notary ID 134452073

Signature: [signature]

Title:
President

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Netshares Financial Services, LLC

We have reviewed Netshares Financial Services, LLC's statement, included in the accompanying Netshares Financial Services, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement securities, advisory and related services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

The Company's ,management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
Date: March 6, 2025

Report of the Independent Registered Public Accounting Firm

To the Members of Netshares Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Netshares Financial Services, LLC (the "Company ") as of December 31,2024 and the related statement of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I, II and III has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

We have served as Netshares Financial Services, LLC's Auditor since 2024.

New Delhi, India
Date: March 6, 2025

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Netshares Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Netshares Financial Services, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as Netshares Financial Services, LLC's Auditor since 2024.

New Delhi, India
Date: March 6, 2025

NETSHARES FINANCIAL SERVICES, LLC

REPORT PURSUANT TO RULE 17A-5(d)

FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 1, 2024 THROUGH DECEMBER 31, 2024

NETSHARES FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$ 41,660
Accounts receivable, net	$ 600
Prepaid expense	$ 13,383
Total assets	**$ 55,643**

Liabilities and Member's Equity

Liabilities

Rents Payable	$ 23,000
Accounts payable - Professional Services	$ 2,700
Total liabilities	$ 25,700

Member's equity

Member's equity	$ 29,943
Total member's equity	$ 29,943
Total liabilities and member's equity	**$ 55,643**

NETSHARES FINANCIAL SERVICES, LLC
Statement of Income
For the Period January 1, 2024 through December 31, 2024

Revenues	
Commissions income	$ 11,845
Other Income	-
Total revenues	$ 11,845
Expenses	
Occupancy	$ 12,000
Bad Debt Expense	$ 20,000
Professional and Regulatory Expenses	$ 25,844
Administrative expenses - related parties	-
Other operating expenses	$ 1,302
Total expenses	**$ 59,146**
Net income (loss)	**$ (47,301)**

NETSHARES FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

For the Period January 1, 2024 through December 31, 2024

		Member's Equity
Balance at January 1, 2024	$	56,361
Member's distributions		-
Member's contributions	$	20,000
Regulatory Expense Adjustment	$	883
Net income (loss)	$	(47,301)
Balance at December 31, 2024	$	29,943

Cash flow from operating activities:		
Net income (loss)	$ (47,301)	
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ -	
(Increase) decrease in assets:		
Accounts receivable, net	-	
Accounts receivable	$ (600)	
Loan to Contractor	$ 10,000	
Prepaid Expenses	$ (13,383)	
(Increase) decrease in Liability:		
Rent Payable	$ 2,000	
Accounts Payable- Professional Services	$ (5,562)	
Net cash provided by (used in) operating activities		$ (54,846)
Net cash provided by (used in) in investing activities		-
Cash flow from operating activities:		
Contributions	$ 20,000	
Retained Earnings	$ 883	$ 20,833
Net cash provided by (used in) in investing activities		
Net increase (decrease) in cash		$ (33,963)
Cash at the beginning of the year		$ 75,623

Netshares Financial Services, LLC
Notes to Financial Statements
For the Period January 1, 2024 (commencement of operations) through December 31, 2024

1. Organization and Summary of Significant Accounting Policies

Description of Business

Netshares Financial Services, LLC (the "Company") was formed as a Limited Liability Company on September 10, 2019 in the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker/dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In April 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and commenced operations. The Company is subject to various governmental rules and regulations, including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Netshares, LLC (the "Parent"). The Company's primary business consists of offering intermediary marketing and placement services as agent, as well as private placements of securities. The Company is a member of the Securities Investor Protection Corporation (SIPC).

Basis of Presentation

The financial statements of the company have been prepared using accounting principles

Cash at end of year	**$ 41,660**

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At December 31, 2024, the Company's cash balance did not exceed the FDIC insured limit.

Revenue Recognition

The Company follows ASU No. 2014-9, Revenue from Contract with Customers (ASC Topic 606) which requires that an entity recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity is entitled to in exchange for those goods or services. This guidance requires that revenue only be recognized when the entity satisfies a performance obligation.

The Company's primary revenue is derived from performing offering marketing, placement and compliance services including private placement of securities. Fees under agreements covering these services are recognizes as revenue when the performance obligations are fulfilled. Reimbursed expenses related to these agreements are recorded as revenue.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company, with the consent of its Member, has elected to be a Texas Limited Liability Company. For tax purposes, the Company is treated as an S Corporation. Therefore, in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal income taxes or state taxes is included in these financial statements.

Lease Standards

The Company is not subject to ASC 842 the Company's lease obligations are month-to-month.

2. Related Party Transactions

The Company is party to a lease agreement with an affiliate under common ownership of the sole member of the parent for occupancy. For the year ended December 31, 2024, $23,000 has been accrued for unpaid expenses under this agreement.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. At December 31, 2024, the Company had net capital of $15,960, which was $10,960 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.61 to 1.

4. Commitments and Contingencies

In the normal course of business, the Company may become subject to various legal proceedings including to litigation and regulatory matters. As of December 31, 2024, the Company was not involved in any such matters.

5. Operating Losses and Capital Contributions

The Company has losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

6. ASC 280- Segment Discloser Requirement

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including private placement of securities, mergers and acquisitions, and equity crowd funding. The Company has identified its David Lee as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends/distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 3. The Company derived 50% of total revenues earned during the year ended December 31, 2024 from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NETSHARES FINANCIAL SERVICES, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2024

Computation of net capital		
Member's equity	$ 29,943	
Total member's equity		$ 29,943
Deductions for Non-Allowable Assets		
Prepaid		$ (13,383)
Accounts receivable		$ (600)
Net Capital		**$ 15,960**
Computation of net capital requirements		
Minimum net capital requirements	$ 5,000	
6 2/3 percent of net aggregate indebtedness	$ 1,713	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		$ (5,000)
Excess net capital		**$ 10,960**
Ratio of aggregate indebtedness to net capital		1.61:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2024.

Netshares Financial Services, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34- 70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

Netshares Financial Services, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3.

The Company is a non-covered firm that relies on Footnote 74 of the SEC Release No. 34- 70073.

The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

Netshares Financial Services, LLC Exemption Report

Netshares Financial Services, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the company limits its business activities to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merge and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agents and not to the company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Netshares Financial Services, LLC

I, David Lee, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

David Lee
President and CEO